SAGE

02042548

13 June 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JUL - 3 2002
WASH. D.C. 154 SECTION

SUPPL

Attention : Filings Desk

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

I refer to the above and enclose a copy of Sage Group Limited's Preliminary Report for the year ended 31 March 2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Yours sincerely

D.B. GREEN

Received by: ____________________ Date: ____________________

C:\CMason\SEC USA.doc

SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06

SAGE GROUP LIMITED

Preliminary report for the year ended 31 March 2002

SALIENT FEATURES

- *Strong operating performance*
- *Headline earnings per share reduction of 25,1% impacted by temporary decline in value of major ABSA investment*
- *Continued rapid expansion of international activities*
- *Sustained organic growth in South Africa*
- *Record new business achievements*
- *Solid embedded value results*
- *Significant growth of SA and international assets*

OVERVIEW

The year under review was characterised by a significant slowdown in global economic growth and, in the aftermath of September 11, by disruptive volatility in investment and currency markets. In this environment, the financial industry has experienced uncertain conditions and generally sluggish business growth. Nonetheless, the very satisfactory Group operating results reported at the interim stage, have continued in the second half of the year and also reflected the vigorous new business expansion domestically and internationally.

The Group's interim report cautioned that earnings for the full year would inevitably be heavily influenced by market conditions during the remainder of the year. In the event, the Group's strong operating performance has been distorted by two factors – the significant temporary reduction in the value of the major investment in ABSA Group Limited at the year-end, substantially recovered at the date of this report, and exchange rate movements which influenced the international operations, now a material component of the Group.

The Group's inherent strength is again reflected throughout the embedded value statements.

GROUP RESULTS

Accounting policies and presentation

Consistent with past policy, the Group's primary financial statements are presented on the Financial Soundness basis which equates with the statutorily required Financial Soundness actuarial valuations utilised by all life companies as part of their published statements of embedded value. This primary basis of accounting reflects the accurate and realistic value of the Group and its earnings for the year and is in line with the principle of fair value accounting which is rapidly gaining ground in the life insurance industry internationally.

In addition, the Group provides financial statements in full compliance with South African Statements of Generally Accepted Accounting Practice (GAAP), despite the shortcomings of this standard in a life assurance group and particularly one whose capital and free reserves are substantially dedicated to investments in operating subsidiaries.

Financial results

On the primary Financial Soundness accounting basis, Group headline earnings for the year amounted to R180,6 million compared to R232,6 million in the previous year, a reduction of 22,3%. While the operating performance of the South African and International operations displayed a satisfactory and positive trend, earnings were negatively impacted specifically by the temporary decline at the year-end in the price of ABSA. This temporary setback, amounting to approximately R130 million, directly impacting the South African life assurance results, had been substantially recovered at the date of this report. Fully diluted headline earnings per share amounted to 123,1 cents, a reduction of 25,1% on the previous year.

On the GAAP basis of accounting, which consolidates all subsidiaries predominantly at net asset values, and which is reported in addition to the primary Financial Soundness basis, the Group showed a headline loss for the year of R240,5 million or 163,9 cents per share, compared to headline earnings of R55,3 million (39,0 cents per share) in the previous year. The difference between these results and the Financial Soundness basis illustrates the distortion caused predominantly by ignoring realistic or fair values of investments and assets. The GAAP financial statements are accompanied by a reconciliation of the differences which apply between the balance sheets and income statements of the two accounting bases.

Group assets at the year-end, including international, amounted to R11,4 billion, an increase of 37,3% over the year. Unit trust assets managed totalled R5,5 billion.

EMBEDDED VALUE STATEMENTS

Sage Group Limited

The embedded value of the Group at 31 March 2002 amounted to R1,7 billion, equivalent to 1 117 cents per share, after recognising future servicing costs until July 2005 of R166,3 million on the $65 million equity linked note issued during the year (31 March 2001: R1,6 billion – 1 118 cents). This basis measures the current value of the Group's net assets on the primary basis of accounting together with the present value of future profits from business already written by the life assurance operations (net of cost of capital).

Group embedded value earnings for the review period amounted to R168,5 million compared with R235,1 million in the previous year.

Sage Life Limited

Sage Life's embedded value increased by 16,8% to R2,5 billion notwithstanding volatility in investment and currency markets. The major components of embedded value show positive trends – the excess of assets over liabilities increased by 13,7% to R1,8 billion and the present value of future profits from existing business, net of cost of capital, rose by 24,2% to R744 million.

Embedded value earnings increased materially to R420,9 million from R289,6 million in the previous year.

Sage Life's capital adequacy multiple remains unchanged at 3,9. The capital adequacy requirement, which provides a buffer against fluctuations in the underlying valuation assumptions, amounted to R462,9 million at the year-end (March 2001: R405,4 million).



NEW BUSINESS RESULTS

In a year characterised by sluggish new business growth in the life assurance sector in South Africa in general, Sage Life produced impressive new business results. Total new business (domestic and international) increased by 122,5% from R1,3 billion to a record R3,0 billion, in sharp contrast to the muted industry trend. Single premiums increased by 167,5% and recurring premiums by a satisfactory 4,8%.

Sage Life's achievements in the single premium field in South Africa have been particularly notable with total individual single premiums increasing by 95,5% to R1,2 billion. The company has become a market leader in meeting the demand for international investment products catering to the R750 000 foreign exchange allowance. Total individual recurring new business reached a record R320,7 million compared to R314,9 million in the previous year.

The strong individual business results have been matched by a resurgence in the Employee Benefits division where total new business increased by 39,6% to R222,4 million. Recurring premiums in this division rose by 22,0% and single premiums by 48,7%.

Total new business (individual and employee benefits) generated within South Africa was R1,7 billion, 60,0% ahead of the previous year. This reflects a combination of continuing product innovation, the ongoing success of the company's distribution strategies and in particular, competitive investment performance results achieved for clients by the Group's asset management team.

Sage Life's sustained new business growth is reflected in its growing market share in South Africa. Measured against the country's large life offices, Sage Life's single premium market share shows a four-fold increase over the past 5 years while recurring premium market share has more than doubled over the period.

South African unit trust sales for the year totalled R2,9 billion, 23% below the previous year. In line with the trend throughout the unit trust industry, sales were substantially diluted by a high level of repurchases, resulting in only a modest net inflow of R79,4 million for the period.

INTERNATIONAL ACTIVITIES

The Group's international businesses, namely Sage Life Assurance of America Inc and Sage Life (Bermuda) Limited have made significant progress during the past year despite an operating environment which has inhibited the growth of the US variable annuity market. The rapid expansion of the Group's offshore activities has helped to compensate for the effects of consumer investment reticence in the United States market.

International product sales for the review period – the first full year of trading – totalled R2,0 billion, a five-fold increase on total product sales of R398 million in the previous financial year. This incorporates the R762,4 million generated through Sage Life South Africa's Bermuda branch which together with the international Bermuda subsidiary generated 54% of total international sales. An important current initiative in the US variable annuity market is the introduction by Sage of a unique and highly innovative sector rotation investment concept launched in association with Standard & Poor's.

Sage Life of America has now achieved significant penetration of its selected distribution channels, namely independent financial planners, regional brokerages and banks. There are 40 active selling agreements, many as a preferred provider, now in operation providing access to 25 000 brokers of whom 3 700 have already been licensed with the company. In addition, important offshore distribution contracts have been concluded with leading global financial institutions including JP Morgan Chase, First Union and HSBC. Offshore product distribution via the Sage Life Bermuda branch is well entrenched.

Sage Life of America's premier ratings from two leading global insurance rating agencies have been renewed, namely "A" *Excellent* by AM Best and "AA-" *(Very strong)* by Fitch.

The potential of the international businesses remains exceptionally attractive and their achievements form a meaningful part of the Group's results and a material component of premiums, assets and embedded values. Following the current actuarial appraisal produced by Milliman USA, the international activities are reflected at fair value in the Group Financial Soundness results on a consistent basis with previous years at a carrying value of R1,2 billion ($104 million), equating to embedded value plus 15% of the value of projected future business. Against this value, the Group has applied a charge of R213 million, being a provision against foreign exchange exposure at the balance sheet date on the $65 million Equity Linked Note which funds the international business.

In the interim report, it was indicated that investigations were underway into funding alternatives to deal with the increased capital requirements of the burgeoning international business. The Group is currently actively pursuing various opportunities revealed by a thorough probe of appropriate international capital markets. The strategy is to introduce a strategic partner or partners either at the Sage Group level or by offering equity in a new holding company which will control both the USA and Bermuda operations. It is planned at this stage to introduce sufficient capital during the coming financial period to meet expansion for a number of years, while being sufficiently funded in the meantime from existing resources.

SOUTH AFRICAN OPERATIONS

The continued expansion and market share growth of Sage Life in South Africa is reflected in the 47,6% growth in gross premiums received to R2,4 billion. Net premiums received rose by 13,6% to R1,6 billion which excludes the significant business written in South Africa for the Bermuda branch, fully reinsured with Sage Life Bermuda Limited. The company's total investment return for the year increased by 37,6% to R1 billion, benefiting from significantly improved investment performance in a more buoyant overall domestic investment environment but impacted at the year-end by the temporary decline in value of ABSA, subsequently substantially recovered. Sage Life's shareholder's surplus for the year nevertheless increased to R276,1 million from R265,8 million in the previous year. This reflects inter alia a substantially improved operating surplus. Policyholder benefits of R1,1 billion were only marginally higher than in the previous year.

Sage Unit Trusts produced satisfactory results given a difficult industry environment and the contribution from unit trust activities increased to R28,3 million from R25,2 million in the previous year. As reported at the interim stage, the value of the company has been written down by R70 million to R300 million to reflect prevailing conditions in the unit trust industry.

As indicated in the interim report in November 2001, Sage Life successfully completed the further rationalisation of its property interests during the review period through the amalgamation of its managed property unit trusts CBD and Pioneer with Pangbourne Properties Limited and the disposal of the management company, Sage Property Trusts Managers Limited. Sage Life retains a focused portfolio of commercial properties and industrial and residential land holdings directly managed for various life company portfolios.

ABSA INVESTMENT

The Group continues to hold its strategic investment in ABSA Group Limited through Universa (Pty) Limited together with Remgro Limited and the Mines Pension Funds. In a consortium, Universa and Sanlam Limited currently control approximately 47% of ABSA.

Protracted negotiations between the consortium members regarding the proposed unbundling of Universa and the future ABSA shareholding relationship, will hopefully soon make progress so that the complex relationship among the consortium members vis-à-vis ABSA will be clarified.

The financial results of ABSA for the year ended 31 March 2002 have recently been announced and disclose headline earnings per share of 291,1 cents compared with 377,2 cents in the previous year. While ABSA's core retail and corporate banking and other financial services activities continue to perform very well, its results have been impacted for the year by their micro-lending organisation Unifer, formerly separately managed. Unifer is to be operationally integrated following a proposed Scheme of Arrangement whereby ABSA will become the owner of the entire share capital of that company.

The Group's holding in ABSA is accounted for as an investment which is marked to market.

CHANGE OF THE FINANCIAL YEAR-END AND DIVIDEND PAYMENT DATES

It was announced on 13 March 2002 that the directors had resolved to change the Group's financial year-end from March to December, effective 31 December 2002, bringing the Group into line with the statutory reporting date of its rapidly expanding international insurance subsidiaries and its South African listed peer companies. Consequently, the next interim reporting period will be the three months ending 30 June 2002 followed by audited results for the nine months ending 31 December 2002.

Dividend declaration and payment dates have been aligned with the change in year-end and future declarations will be in respect of the reporting periods ending 30 June and 31 December respectively. Consequently, the next dividend will be considered in or about the last week of August 2002 at the time of announcing the Group results for the period ending 30 June 2002.

By order of the board

CS Cant
Secretary

28 May 2002

FINANCIAL SOUNDNESS RESULTS (PRIMARY BASIS OF ACCOUNTING)

Group income statement

	% change	Audited Year ended 31 March 2002 R000	2001 R000
FINANCIAL SOUNDNESS EARNINGS			
South African operating activities		**67 800**	17 322
– Insurance		**38 033**	(19 599)
– Unit trusts		**28 281**	25 213
– Other		**19 273**	6 905
– Taxation		**(17 787)**	4 803
International operating activities		**174 028**	150 802
– Value added by international assurance operations		**83 131**	35 992
– Net foreign exchange gains		**90 897**	114 810
Gain on translation of foreign investments		**304 338**	114 810
Provision for loss on translation of equity linked notes		**(213 441)**	
Other net earnings on free assets		**34 279**	97 677
South Africa			
– Income		**15 534**	–
– Unrealised capital revaluations			
– listed investments		**(30 616)**	97 677
– unlisted investments		**(70 000)**	–
International			
– Net surplus on disposal of free assets		**119 361**	–
Sage Life Limited financial soundness headline earnings	3,9	**276 107**	265 801
Group net financing costs, overheads and secondary tax on companies (refer analysis)		**(95 459)**	(33 167)
Group financial soundness headline earnings	(22,3)	**180 648**	232 634
Exceptional items		**–**	(6 756)
Group financial soundness attributable earnings	(20,0)	**180 648**	225 878
GROUP FINANCIAL SOUNDNESS HEADLINE EARNINGS PER SHARE (CENTS) (basic and fully diluted)	(25,1)	**123,1**	164,3
GROUP FINANCIAL SOUNDNESS ATTRIBUTABLE EARNINGS PER SHARE (CENTS) (basic and fully diluted)	(22,8)	**123,1**	159,5
Dividends per ordinary share (cents)			
– interim		**30,0**	45,0
– final (note 1)		**–**	81,0
Ordinary shares			
– in issue (000)		**147 730**	144 758
– weighted average number in issue (000)		**146 739**	141 618
Compulsorily convertible debentures			
– in issue (000)		**2 371**	2 371

Group balance sheet

	Audited	
	31 March 2002 R000	31 March 2001 R000
Assets		
Non-current assets	**119 737**	123 208
Investments of life assurance subsidiaries	**8 518 289**	7 412 352
Current assets	**355 515**	363 344
	8 993 541	7 898 904
Shareholders' funds and liabilities		
Total shareholders' interest	**1 099 598**	1 053 419
Redeemable preference shares issued by subsidiaries	**98 500**	108 500
Non-current liabilities (note 2)	**739 863**	440 166
Long-term assurance fund	**6 688 704**	5 950 586
Current liabilities	**366 876**	346 233
– interest bearing	**11 904**	11 244
– other	**354 972**	334 989
	8 993 541	7 898 904
Separate account assets of international assurance operations	**2 546 060**	579 571

Notes

1 The Group's financial year-end has been changed from March to December, effective 31 December 2002 bringing the Group into line with the statutory reporting date of its rapidly expanding international assurance operations. Consequently the next interim reporting period will be the three months ending 30 June 2002 followed by audited results for the nine months ending 31 December 2002.

Dividend declaration and payment dates have been aligned with the change in year-end and future declarations will be in respect of the reporting periods ending 30 June and 31 December respectively. Consequently, the next dividend will be considered in or about the last week of August 2002 at the time of announcing the Group results for the period ending 30 June 2002.

2 The 4,5% cumulative convertible redeemable preference shares, previously treated as equity, were not converted into ordinary shares and were redeemed on 30 June 2001 out of the proceeds of a $65 000 000 8% unsecured Equity Linked Note issue, redeemable 31 July 2005. For purposes of balance sheet comparison, the preference shares have been reclassified as a non-current liability at 31 March 2001. No adjustment has been made to the income statement.

	Audited Year ended 31 March	
Analysis of Group net financing costs, overheads and secondary tax on companies	**2002 R000**	2001 R000
Foreign preference dividends	**(8 142)**	(14 509)
Net financing costs	**(65 034)**	(8 273)
– Equity linked notes	**(49 449)**	–
– Other	**(15 585)**	(8 273)
Net Group overheads	**(5 660)**	(971)
Secondary tax on companies	**(16 623)**	(10 237)
	(95 459)	(33 990)
Income from subsidiaries now held directly by Sage Life Limited	**–**	823
	(95 459)	(33 167)

Statement of changes in equity

	Audited Year ended 31 March 2002 R000	 2001 R000
Balance at beginning of period	**1 053 419**	959 343
Proceeds from shares/debentures issued	**–**	3 020
Share issue costs	**(268)**	(544)
Appropriation for redemption of 2001 preference shares	**(2 211)**	(79 946)
Revaluation of investments	**(3 636)**	73 541
Attributable earnings	**180 648**	225 878
Dividends paid	**(135 629)**	(127 872)
Other	**3**	(1)
Balance at end of period	**1 099 598**	1 053 419

Summarised Group cash flow statement

	Audited Year ended 31 March 2002 R000	 2001 R000
Cash flows from operations	**7 318**	160 523
Cash flows of life assurance subsidiary including investing activities	**(370 151)**	(171 922)
Cash flows from financing	**287 878**	2 548
Net decrease in cash equivalents	**(74 955)**	(8 851)
Cash and cash equivalents at beginning of period	**165 007**	173 858
Cash and cash equivalents at end of period	**90 052**	165 007

Directors HL Shill (Chairman) MP Adonisi Dr DC Cronjé JP Davies BJ du Plessis DM Falck G Gri
Registered office 11th Floor Sage Centre 10 Fraser Street Johannesburg 2001 PO Box 7755 Johann
Sage Group Limited Reg no 1970/01541/06 Share code SGG ISIN code ZAE000006623



EMBEDDED VALUE STATEMENTS

Sage Group Limited

	% change	31 March 2002 R000	31 March 2001 R000
Group embedded value			
Shareholders' funds		**1 099 598**	1 053 419
Present value of future profits of Sage Life (net of cost of capital)		**743 989**	599 149
Future financing costs		**(166 263)**	(8 142)
Embedded value	2,0	**1 677 324**	1 644 426
Group embedded value per share			
Shares in issue			
– ordinary shares		**147 730**	144 758
– compulsorily convertible debentures		**2 371**	2 371
		150 101	147 129
Group embedded value per share (cents)		**1 117**	1 118

	Year ended 31 March 2002 R000	2001 R000
Group embedded value earnings		
Embedded value – at end of period	**1 677 324**	1 644 426
Embedded value – at beginning of period	**1 644 426**	1 534 731
	32 898	109 695
Dividends paid	**135 629**	127 872
Increase in capital	**–**	(2 476)
Embedded value earnings	**168 527**	235 091

Sage Life Limited

	% change	31 March 2002 R000	31 March 2001 R000
Embedded value			
Shareholder's funds		**1 784 028**	1 565 895
Present value of future profit (net of cost of capital)		**743 989**	599 149
Embedded value	16,8	**2 528 017**	2 165 044
Financial soundness valuation			
– capital adequacy requirement		**462 929**	405 411
– capital adequacy multiple (times)		**3,9**	3,9

	Year ended 31 March 2002 R000	Year ended 31 March 2001 R000
Embedded value earnings		
Embedded value at end of period	**2 528 017**	2 165 044
Embedded value at beginning of period	**2 165 044**	2 037 482
	362 973	127 562
Dividends declared	**125 000**	162 000
Increase in capital	**(67 026)**	–
Embedded value earnings	**420 947**	289 562
Components of embedded value earnings		
	142 019	115 233
New business	**65 857**	65 190
Expected return	**89 311**	96 882
Operating experience variations	**18 101**	(20 819)
Operating assumption changes	**(31 250)**	(26 020)
	278 928	174 329
Investment return on shareholder's funds	**238 074**	285 400
– income	**19 110**	14 015
– capital appreciation and forex gains	**218 964**	271 385
Economic assumption changes	**40 854**	(111 071)
Embedded value earnings	**420 947**	289 562
Principal actuarial assumptions	**%**	%
Risk discount rate	**15,50**	14,50
Pre-tax investment returns		
– equities	**15,50**	14,50
– property	**14,50**	13,50
– fixed interest securities	**13,50**	12,50
– cash	**11,50**	10,50
Expense inflation	**8,50**	8,50

SAGE LIFE LIMITED RESULTS

New business

	% change	Year ended 31 March 2002 R000	2001 R000
Life assurance premiums (gross)			
Individual	133,8	**2 748 656**	1 175 846
– annualised recurring – South African	1,8	**320 704**	314 937
– single	182,0	**2 427 952**	860 909
– South African local		**423 674**	463 321
– Sage International (including R1 237,2 million, underwritten by Sage Life Assurance of America Inc & Sage Life of Bermuda Limited (2001– R251,8 million))		**2 004 278**	397 588
Employee benefits – South African	39,6	**222 435**	159 318
– annualised recurring	22,0	**66 079**	54 169
– single	48,7	**156 356**	105 149
Total new business	122,5	**2 971 091**	1 335 164
South African unit trust sales	(23,1)	**2 872 242**	3 736 588

Operating results

	% change	2002 R000	2001 R000
Net premiums received	13,6	**1 609 582**	1 417 459
– recurring		**992 322**	841 846
– single		**617 260**	575 613
Investment return	40,2	**1 012 195**	735 660
– investment income		**341 074**	263 269
– net realised and unrealised capital gains		**671 121**	472 391
		2 621 777	2 153 119
Outgo		**(1 607 552)**	(1 458 197)
Policyholder benefits		**(1 072 439)**	(1 027 389)
Commissions, expenses and tax		**(535 113)**	(430 808)
		1 014 225	694 922
Increase in policyholder reserves		**(738 118)**	(429 121)
Shareholder's surplus		**276 107**	265 801

ffin JE Henderson Dr BM Ilsley L Kaplan RI Marsden Dr DF Mostert B Nackan JH Postmus CD Stein CL van Wyl
esburg 2000 **Transfer secretaries** Computershare Services Limited 2nd Floor Edura House 41 Fox Street Johann

Website www.sage.co.za

RESULTS IN TERMS OF SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE (GAAP)

Group income statement (GAAP)

	Audited Year ended 31 March	
	2002	2001
	R000	R000
Profit/(loss) before taxation and exceptional items	**(131 913)**	120 664
Exceptional items	**(3 228)**	(9 865)
Profit/(loss) before taxation	**(135 141)**	110 799
Taxation	**(100 455)**	(50 869)
Profit/(loss) after taxation	**(235 596)**	59 930
Foreign preference dividends	**(8 142)**	(14 509)
Earnings/(loss) attributable to ordinary shareholders	**(243 738)**	45 421
Adjustment for exceptional items	**3 228**	9 865
Headline earnings/(loss)	**(240 510)**	55 286
HEADLINE EARNINGS/(LOSS) PER SHARE (CENTS) (basic and fully diluted)	**(163,9)**	39,0
ATTRIBUTABLE HEADLINE EARNINGS/(LOSS) PER SHARE (CENTS) (basic and fully diluted)	**(166,1)**	32,1
Reconciliation between GAAP and financial soundness results		
GAAP headline earnings/(loss)	**(240 510)**	55 286
Adjustments in respect of consolidation of life insurance company's subsidiaries	**421 158**	177 348
– reversal of investment surpluses on free assets	**443 705**	153 655
– operating results of subsidiaries net of foreign exchange differences	**(62 151)**	20 164
– dividends from subsidiaries	**39 604**	3 529
Group financial soundness headline earnings	**180 648**	232 634

Group balance sheet (GAAP)

	Audited 31 March 2002 R000	31 March 2001 R000
Assets		
Non-current assets	**222 648**	212 097
Investments of life assurance subsidiaries	**9 499 461**	6 934 848
Current assets	**731 394**	606 886
	10 453 503	7 753 831
Shareholders' funds and liabilities		
Total shareholders' interest	**97 669**	487 868
– ordinary shareholders' interest	**5 282**	398 016
– minority shareholders	**92 387**	89 852
Redeemable preference shares issued by subsidiaries	**108 500**	118 500
Non-current liabilities (refer note 2 to financial soundness results)	**739 863**	440 166
Long-term assurance funds	**9 061 009**	6 327 787
Current liabilities	**446 462**	379 510
– interest bearing	**11 904**	11 244
– other	**434 558**	368 266
	10 453 503	7 753 831

The reconciliation to total shareholders' interest as reflected in the financial soundness balance sheet is as follows:

	Audited 31 March 2002 R000	31 March 2001 R000
Ordinary shareholders' interest per GAAP balance sheet	**5 282**	398 016
Reinstatement of adjustment to fair value of subsidiary companies' net assets	**1 094 316**	655 403
– current period	**421 158**	177 348
– prior periods	**655 403**	466 858
– amortisation of goodwill and USA preference dividend	**17 755**	11 197
Total shareholders' interest per financial soundness balance sheet	**1 099 598**	1 053 419

Statement of changes in equity (GAAP)

	Audited Year ended 31 March 2002 R000	2001 R000
Balance at beginning of period	**398 016**	492 485
Proceeds from shares/debentures issued	**–**	2 476
Appropriation for redemption of 2001 preference shares	**(2 211)**	(79 947)
Revaluation of investments	**–**	73 541
Attributable earnings	**(243 738)**	45 421
Dividends paid	**(146 174)**	(135 960)
Other	**(611)**	–
Balance at end of period	**5 282**	398 016

Summarised Group cash flow statement (GAAP)

	Audited Year ended 31 March 2002 R000	2001 R000
Cash flows from operations	**(433 005)**	(63 868)
Cash flows of life assurance subsidiaries including investing activities	**124 427**	(31 861)
Cash flows from financing	**290 414**	8 861
Net decrease in cash equivalents	**(18 164)**	(86 868)
Cash and cash equivalents at beginning of period	**332 909**	419 777
Cash and cash equivalents at end of period	**314 745**	332 909

Adv T van Wyk WD Winckler
sburg 2001 PO Box 61051 Marshalltown 2107